CLIFTON STAR RESOURCES INC.

c/o 430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

905-726-8585

August 26, 2008

Drilling Results on Beattie and Duquesne Gold Properties

Clifton Star Resources Inc. Vice President of Exploration, Fred Archibald P. Geo, OGQ reports assay results.

Beattie property

B08-41 intersected 16.33 g/t Au between 191.15m and 195.15m or 29.17 g/t Au over 2.0m. This hole is located on the northwest extension of the North Zone, immediately west of the glory hole. This zone has been extended by some 500m and to a vertical depth of 350m. Drilling is currently being conducted to test values at depth.

Duquesne Property

DQ08-41 intersected Vein 20A between 646.15m and 647.15m returning 18.26 g/t Au and Vein 20B between 681.60m and 682.60m returning 29.04 g/t Au.

DQ08-57 intersected Vein 20 between 710.81m and 712.81 returning 3.03 g/t Au

DQ08-58 intersected Vein 20 between 516.08m and 518.08m returning 14.67 g/t Au or 26.96 g/t over one meter. Sections between 490.0m and 516.08m are silica rich with tourmaline-chlorite factures and visible gold within these fractures; these sections are being analyzed for total metallics.

All intercepts above are true widths and are being assayed at Techni - Lab of St. Germaine, Que for fire assay using gravimetric finish. Check samples for higher than 5.0 g/t Au are being sent to Expert Labs of Rouyn-Noranda, Que.

With the additional manpower, the core logging backlog is expected to be cleared within three weeks.

Michael Mason, citing other obligations has resigned from the Company and his 400,000 stock option has been cancelled. We thank Michael for his service. Stock options of 450,000 shares at $3.10 have been granted to a director and consultant subject to the approval of the TSX.

The Company is developing four former gold producers in the vicinity of Duparquet, Quebec along the Porcupine-Destor Fault with the use of seven diamond drills. It also has two base metal properties in its portfolio, one a former producer of copper silver, and the other a nickel-copper property with a historical resource in Manitoba. Clifton Star is well capitalized for the 2008 program.

This news release has been reviewed by Fred Archibald, P. Geo, OGQ who is deemed to be a Qualified Person under NI43-101.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

For more information, contact: Harry Miller/President

425.453.0355

Hacabell@hotmail.com

Investor Relations, contact: Tracy Weslosky or Fred Cowans Managing Partners,

Pro-edge consultants inc.

416.581.0177

Toll free: 806.544.9622

Info@pro-edge.com